[LETTERHEAD OF MALKIN HOLDINGS LLC]

December 15, 2009

BY U.S. Mail and FAX to (703) 813-6984

Ms. Cicely LaMothe

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:

250 West 57th St. Associates L.L.C.

Your File No. 000-02666

Form 10-K for the year ended December 31, 2008

Form 10-Q for the Quarters ended March 31, 2009 and June 30, 2009

Dear Ms. LaMothe:

We are responding to your December 2, 2009 letter.  The numbered responses below correspond to the numbered questions in your letter.

1.

General - The audit opinion and financial statements for the year ended December 31, 2008 were inadvertently filed in duplicate.  We shall ensure that such duplication does not re-occur in the future.

2.

Item 6 (Form 10-K) - Selected Financial Data – You are correct that some of the balances in Form 10-K do not agree with the corresponding balances in the financial statements.  This was caused by an error in converting data on the financial statements to the EDGAR format.  As a result, the amount of interest expense on Form 10-K was noted as $22,070,135 when it should have been only $2,070,135, resulting in a net loss rather than net income of $2,902,949.  We shall amend the December 31, 2008 10-K to correct the foregoing.

3.

Item 9a - Controls and Procedures – You ask why Wien & Malkin LLC (now renamed Malkin Holdings LLC), the supervisor of Registrant, concluded on the effectiveness of Registrant’s disclosure controls and procedures when Registrant’s management concluded on the effectiveness of Registrant’s internal control over financial reporting.  Registrant is a limited liability company with no employees or officers.  Its organizational documents provide for Malkin Holdings LLC to supervise Registrant’s operations, which supervision includes performing many of Registrant’s management functions.  For that reason, Malkin Holdings concluded on the effectiveness of Registrant’s internal controls over financial reporting in Form 10-Q.  Registrant’s 2008 Form 10-K will be amended to expressly state that Malkin Holdings performed this management function.

4.

Signature – In accord with your request, in future filings the name and capacity of each individual for whom Mark Labell is signing as attorney-in-fact shall be indicated on the signature page.

5.

Exhibits 31.1 and 31.2 - Certifications – You note that Mark Labell signed the Section 302 and 906 Certifications as a senior officer of Registrant’s supervisor with financial and accounting oversight because Registrant’s organizational documents do not provide for a Chief Executive Officer or other officer with equivalent rights and duties.  You also inquired as to why such Certifications were not signed by Registrant’s members, Peter L. Malkin and Anthony E. Malkin.  As indicated in item 3 above, Malkin Holdings performs management functions for Registrant.  For that reason, it signed the Section 302 and 906 Certifications.  However, unlike the Section 906 Certifications, the Section 302 Certifications did not expressly state the relationship between Registrant and Malkin Holdings and the reason why Malkin Holdings was the signatory.  We will amend the Section 302 Certifications to expressly disclose such relationship and indicate that Malkin Holdings is signing such Certifications on behalf of Registrant.  (Such Certification would be similar to the revised Section 302 certification attached to our December 15, 2009 letter for 60 East 42nd Associates L.L.C.)

6.

Exhibit 31.1 - Section 302 Certification – The indicated language was inadvertently omitted from the Exhibit 31.1 Certifications.  We will file an amendment to Registrant’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to include the requested language.

7.

Statements of Income - The net income for the period ended December 31, 2008 and 2007 was not reflected in the selected data for each of these years as a result of an error in converting the data to the Edgar format.  This shall be corrected in an amended 10-K.

In addition, Registrant acknowledges:

1.

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission (“Commission”);

2.

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or desire additional information, please communicate with the undersigned.

Thank you.

Very truly yours,

/s/ Mark Labell

Mark Labell

Senior Vice President, Finance

Malkin Holdings LLC, Supervisor of Registrant

ML:fm

cc:

Thomas N. Keltner, Jr.

Stuart J. Rappaport

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